SUPPLEMENT NO. 6
DATED JULY 12, 2010
TO THE PROSPECTUS DATED OCTOBER 15, 2009
OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This document supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated October 15, 2009, as supplemented by prospectus supplement no. 5 dated July 2, 2010.  Unless otherwise defined in this Supplement No. 6, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this supplement is to disclose information regarding our distributions.

The following information supersedes and replaces the relevant discussion under the heading “Distributions” in prospectus supplement no. 5:

Distributions

On May 10, 2010, our board of directors approved a monthly cash distribution of $0.05833 per common share. This distribution was paid in cash to each shareholder of record as of May 31, 2010 and June 30, 2010 and was or will be, as applicable, paid on or before the 15th of the following month. We can make no assurance that our board of directors will continue to approve monthly distributions at the current rate; however the recently approved distribution represents an amount that, if paid each month for a 12-month period, would equate to a 7.0% annualized rate based on a purchase price of $10.00 per share. Our initial cash distributions will be funded from proceeds from our initial public offering.

We intend to make regular cash distributions to our stockholders, typically on a monthly basis. Our board of directors will determine the amount of distributions to be distributed to our stockholders. The board’s determination will be based on a number of factors, including funds available from operations, our capital expenditure requirements and the annual distribution requirements necessary to maintain our REIT status under the Internal Revenue Code. As a result, our distribution rate and payment frequency may vary from time to time. However, to qualify as a REIT for tax purposes, we must make distributions equal to at least 90% of our “REIT taxable income” each year. Especially during the early stages of our operations, we may declare distributions in excess of funds from operations.

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